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                                                                     Exhibit 2.1



                            ASSET PURCHASE AGREEMENT

         THIS ASSET PURCHASE AGREEMENT (the "Agreement") is entered into on May 1, 2000, by and between SQLSoft, Inc., a Washington corporation (the "Buyer"), and Aris Corporation, a Washington corporation (the "Seller"). The Buyer and the Seller are referred to collectively herein as the "Parties."

         This Agreement contemplates a transaction in which the Buyer will purchase certain of the assets (and assume certain of the liabilities) of the Division (as defined below) in return for cash, the Buyer Note and certain future payments as set forth herein.

         Now, therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows.

         1. Definitions.

         "Accredited Investor" has the meaning set forth in Regulation D promulgated under the Securities Act of 1933.

         "Acquired Assets" means all of the right, title, and interest that the Seller represents it possesses and has the right to transfer in and to the assets set forth on Schedule A hereto (subject to mutually acceptable post-Closing modification through Monday, May 15, 2000); provided, however, that the Acquired Assets shall not include (i) the corporate charter, qualifications to conduct business as a foreign corporation, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals, minute books, stock transfer books, blank stock certificates, and other documents relating to the organization, maintenance, and existence of the Seller as a corporation, (ii) any cash and cash equivalents (including marketable securities and short term investments), or (iii) any of the rights of the Seller under this Agreement (or under any side agreement between the Seller on the one hand and the Buyer on the other hand entered into on or after the date of this Agreement).

         "Additional Contributions" means proceeds received by the Buyer in connection with the sale of securities of the Buyer after the Closing Date but prior to the Change of Control.

         "Adverse Consequences" means all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, reasonable amounts paid in settlement, liabilities, obligations, taxes, liens, losses, expenses, and fees, including court costs and reasonable attorneys' fees and expenses.

         "Affiliate" means, with respect to a company, its parent company or majority owned subsidiary.

         "Assumed Liabilities" means all liabilities and obligations of the Division (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), relating to (a) the liabilities and obligations of the Seller under the agreements, contracts, leases, licenses, and other arrangements referred to in the definition of Acquired Assets, (b) the liabilities and obligations of the Seller with respect to the outstanding obligations to deliver courses at the Facilities which have been prepaid by customers prior to the Closing but not delivered as of the Closing, (c) the liabilities and obligations of the Seller for classes and portions of classes initiated at the Facilities but not invoiced to customers as of the Closing,

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(d) liabilities and obligations of the Seller arising after the Closing Date under contracts with employees, suppliers and maintenance firms, equipment leases and other agreements entered into prior to the Closing in connection with the day-to-day operation of the Facilities as set forth on Schedule B hereto (subject to mutually acceptable post-Closing modification through Monday, May 15, 2000); provided, however, that the Assumed Liabilities shall not include any liability or obligation of the Seller under this Agreement (or under any side agreement between the Seller on the one hand and the Buyer on the other hand entered into on or after the date of this Agreement).

         "Bellevue Facility" means the education facility of the Seller located at 1750 - 112th Ave. NE, Suites A-101 and B-101, Bellevue, Washington 98004.

         "Buyer" has the meaning set forth in the preface above.

         "Buyer Note" means the Promissory Note in the form attached hereto as
Exhibit 1.1.

         "Change of Control" means (i) an acquisition of the Buyer by another entity by means of a merger, consolidation, or other transaction or series of related transactions resulting in the exchange of the outstanding shares of the Buyer's capital stock such that shareholders of the Buyer prior to such transaction own, directly or indirectly, less than 50% of the voting power of the surviving entity, or (ii) a sale or transfer of all or substantially all of the Buyer's assets to any person.

         "Closing" has the meaning set forth in Section 2(d) below.

         "Closing Date" has the meaning set forth in Section 2(d) below.

         "Confidential Information" means any information concerning the businesses and affairs of the Seller that is not already generally available to the public.

         "Differential Amount" has the meaning set forth in Section 2(g) below.

         "Division" means the Seller's training operations conducted out of the Facilities.

         "Employees" means the employees of the Seller set forth on Schedule C.

         "Facilities" means the Bellevue Facility and the Portland Facility, together.

         "Knowledge" means actual knowledge of an individual following reasonable inquiry that would be expected in the exercise of such individual's responsibilities.

         "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

         "Party" has the meaning set forth in the preface above.

         "Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a governmental entity (or any department, agency, or political subdivision thereof).

         "Portland Facility" means education facility of the Seller located at 15201 NW Greenbrier Parkway, Suite A-1, Beaverton, Oregon 97006.

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         "Purchase Price" has the meaning set forth in Section 2(c) below.

         "Seller" has the meaning set forth in the preface above.

         "Third Party Claim" has the meaning set forth in Section 8(d) below.

         2. Basic Transaction.

         (a) Purchase and Sale of Assets. On and subject to the terms and conditions of this Agreement, the Buyer agrees to purchase from the Seller, and the Seller agrees to sell, transfer, convey, and deliver to the Buyer, all of the Acquired Assets at the Closing for the consideration specified below in this
Section 2.

         (b) Assumption of Liabilities. On and subject to the terms and conditions of this Agreement, the Buyer agrees to assume and become responsible for all of the Assumed Liabilities at the Closing. The Buyer will not assume or have any responsibility, however, with respect to any other obligation or liability of the Seller not included within the definition of Assumed Liabilities.

         (c) Purchase Price. The Buyer agrees to pay to the Seller $2,064,600 in cash or cash equivalents and plus the proceeds from the sale of 125,000 shares of the common stock of Aris Corporation (the "Purchase Price"). At Closing, the Buyer shall deliver (i) $900,000 cash; and (ii) the Buyer Note in the principal amount of $600,000; in addition, Stephen J. Brugger and Mark Scott shall sell 125,000 shares of Aris Corporation common stock, in aggregate, at the request of the Seller from time to time and at any time following the Closing Date, the net proceeds of which shall be delivered, with accompanying broker confirmation to the Seller by the Buyer. In addition, the Buyer agrees to pay to the Seller $564,600, in payments of eighteen thousand eight hundred twenty dollars ($18,820) per month (the "Royalty Payments") for 30 months commencing on the first day of the seventh (7th) full calendar month following the Closing Date. The Royalty Payments are to be made in consideration of the Post Acquisition Transition Support to be provided to Buyer as set forth in Section 6(e). The Royalty Payments shall be immediately accruable on the books of the Seller and Buyer.

         (d) The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Van Valkenberg Furber Law Group P.L.L.C. in Seattle, Washington, commencing at 10:00 a.m. local time on May 1, 2000 or such other date as the Parties may mutually determine (the "Closing Date").

         (e) Deliveries at the Closing. At the Closing, (i) the Seller will deliver to the Buyer the various certificates, instruments, and documents referred to in Section 7(a) below; (ii) the Buyer will deliver to the Seller the various certificates, instruments, and documents referred to in Section 7(b) below; (iii) the Seller will execute, acknowledge (if appropriate), and deliver to the Buyer such other instruments of sale, transfer, conveyance, and assignment as the Buyer and its counsel may reasonably request; (iv) the Buyer will execute, acknowledge (if appropriate), and deliver to the Seller such other instruments of assumption as the Seller and its counsel may reasonably request; and (v) the Buyer will deliver to the Seller the consideration specified in
Section 2(c) above.

         (f) Allocation. The Parties agree to allocate the Purchase Price (and all other capitalizable costs) among the Acquired Assets for all purposes (including financial accounting and tax purposes) in accordance with the allocation schedule attached hereto as Exhibit 2(f).

         (g) Purchase Price Adjustment. In the event the Buyer has a Change of Control prior to the payment in full of the Note, the Buyer shall pay to the Seller an amount equal to the lesser of (i)

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$585,937.50 or (ii) (Outstanding Balance of the Note/($3,564,600 plus Additional
Contributions)) times the aggregate consideration paid by the purchaser less outstanding liabilities of the Buyer, transaction costs of the Buyer and transaction costs of shareholders of Buyer.

         3. Representations and Warranties of the Seller. The Seller represents and warrants to the Buyer that the statements contained in this Section 3 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Section 3).

         (a) Organization of the Seller. The Seller is a corporation duly organized and validly existing under the laws of the State of Washington.

         (b) Authorization of Transaction. The Seller has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Seller, enforceable in accordance with its terms and conditions.

         (c) Noncontravention. To the Knowledge of any of the Seller's officers, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby (including the assignments and assumptions referred to in Section 2 above), will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Seller is subject or any provision of the charter or bylaws of the Seller. To the Knowledge of any of the Seller's officers, the Seller does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement (including the assignments and assumptions referred to in Section 2 above), except where the failure to give notice, to file, or to obtain any authorization, consent, or approval would not have a material adverse effect on the ability of the Parties to consummate the transactions contemplated by this Agreement.

         (d) Brokers' Fees. The Seller has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which the Buyer could become liable or obligated.

         (e) Title to Tangible Assets. The Seller has good title to, or a valid leasehold interest in, the material tangible assets included within the definition of Acquired Assets. Further, Seller has received or obtained all necessary consents and delivered all necessary notices with respect to the assignment of the Acquired Assets to the Buyer.

         (f) Contracts. The Seller has delivered to the Buyer a correct, current and complete copy of each contract or other agreement included within the definition of Acquired Assets.

         (g) Investment. The Seller (i) understands that the Buyer Note has not been, and will not be, registered under the Securities Act, or under any state securities laws, and is being offered and sold in reliance upon federal and state exemptions for transactions not involving any public offering, (ii) is acquiring the Buyer Note solely for its own account for investment purposes, and not with a view to the distribution thereof, (iii) is a sophisticated investor with knowledge and experience in business and financial matters, (iv) has received certain information concerning the Buyer and has had the opportunity to obtain additional information as desired in order to evaluate the merits and the risks inherent in holding the Buyer Note, (v) is able to bear the economic risk and lack of liquidity inherent in holding the Buyer Note, and (vi) is an Accredited Investor.

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         (h) Disclaimer of other Representations and Warranties. Except as expressly set forth in this Section 3, the Seller makes no representation or warranty, express or implied, at law or in equity, in respect of any of its assets (including, without limitation, the Acquired Assets), liabilities or operations, including, without limitation, with respect to merchantability or fitness for any particular purpose, and any such other representations or warranties are hereby expressly disclaimed. The Buyer hereby acknowledges and agrees that, except to the extent specifically set forth in this Section 3, the Buyer is purchasing the Acquired Assets on an "as-is, where-is" basis. Without limiting the generality of the foregoing, the Seller makes no representation or warranty regarding any assets other than the Acquired Assets or any liabilities other than the Assumed Liabilities, and none shall be implied at law or in equity.

         4. Representations and Warranties of the Buyer. The Buyer represents and warrants to the Seller that the statements contained in this Section 4 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Section 4).

         (a) Organization of the Buyer. The Buyer is a corporation duly organized and validly existing under the laws of the State of Washington.

         (b) Authorization of Transaction. The Buyer has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Buyer, enforceable in accordance with its terms and conditions.

         (c) Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby (including the assignments and assumptions referred to in Section 2 above), will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Buyer is subject or any provision of its charter or bylaws. The Buyer does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement (including the assignments and assumptions referred to in Section 2 above).

         (d) Brokers' Fees. The Buyer has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which the Seller could become liable or obligated.

         5. Pre-Closing Covenants. The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

         (a) General. Each of the Parties will use reasonable effort to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Section 7 below).

         (b) Notices and Consents. Each of the Parties will give any notices to, make any filings with, and use reasonable effort to obtain any authorizations, consents, and approvals of governments, governmental agencies and other third parties in connection with the matters referred to in Section 3(c) and Section 4(c) above.

         (c) Operation of Business. With respect to the Division, the Seller will not cause or permit any practice, take any action, or enter into any transaction outside the Ordinary Course of Business excluding support and activities in anticipation of the change in control.

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         (d) Full Access. The Seller will permit representatives of the Buyer to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Division, to all premises, properties, personnel, books, records (including tax records), contracts, and documents of or pertaining to the Division. The Buyer will treat and hold as such any Confidential Information it receives from any of the Seller in the course of the reviews contemplated by this Section 5(d), will not use any of the Confidential Information except in connection with this Agreement, and, if this Agreement is terminated for any reason whatsoever, will return to the Seller all tangible embodiments (and all copies) of the Confidential Information which are in its possession.

         (e) Notice of Developments. The Seller may elect at any time to notify the Buyer of any development causing a breach of any of its representations and warranties in Section 3 above. Unless the Buyer has the right to terminate this Agreement pursuant to Section 9(a)(ii) below by reason of the development and exercises that right within the period of 10 business days referred to in
Section 9(a)(ii) below, the written notice pursuant to this Section 5(e)(i) will be deemed to have qualified the representations and warranties contained in
Section 3 above, and to have cured any misrepresentation or breach of warranty that otherwise might have existed hereunder by reason of the development.

         (f) Exclusivity. The Seller will not solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of all or substantially all of the assets of the Division; provided, however, that the Seller and its directors and officers will remain free to participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any Person to do or seek any of the foregoing to the extent their fiduciary duties may require.

         6. Post-Closing Covenants. The Parties agree as follows with respect to the period following the Closing.

         (a) General. In case at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as the other Party may reasonably request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Section 8 below).

         (b) Litigation Support. In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with
(i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Division, the other Party will cooperate with the contesting or defending Party and its counsel in the contest or defense, make available its personnel, and provide such testimony and access to its books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under
Section 8 below).

         (c) Transition. The Seller will not take any action that is designed or intended to have the effect of discouraging any lessor, licensor, customer, supplier, or other business associate of the Division from maintaining the same business relationships with the Buyer after the Closing as it maintained with the Division prior to the Closing.

         (d) Covenants Not to Compete; Non-Solicitation.


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               (i) For a period of two years from and after the Closing Date, the Seller will not, within the states of Oregon, Washington, Idaho, Hawaii or Alaska, engage, directly or indirectly, in the business of "instructor led classroom training"; provided, however, that no owner of less than 5% of the outstanding stock of any publicly traded corporation shall be deemed to be engaged solely by reason thereof in any of its businesses. For a period of two years from and after the Closing Date, the Seller will not solicit, recommend or induce employees or clients of the Buyer to terminate their relationship with the Buyer, and the Seller shall not employ any former employee of the Buyer during the three months following the termination of such employee's employment by the Buyer. Notwithstanding the above, the Seller and the Buyer acknowledge that the Seller, through its subsidiary, Netcisive, Inc. ("Netcisive"), may conduct interactive education training and content delivery of information technology subject matter as well as other content and subject matter through technology developed for delivery by the world wide web, Internet, extranet and similar delivery means. The Parties acknowledge that the business of Netcisive is fluid and under development as of the date of this Agreement, and the business of Netcisive may evolve to compete for customers of the Buyer, provided, that neither Netcisive nor its Affiliates shall provide instructor led classroom training.

               (ii) For a period of two years from and after the Closing Date, the Buyer will not, anywhere in the world, engage, directly or indirectly, in the business of (i) "consulting packaged applications" or "custom developed consulting (including interactive e-commerce applications)," or (ii) delivering consulting services valued at more than $50,000 per year per customer, to any existing or historic customer of the Seller (other than Microsoft Corporation); provided, however, that no owner of less than 5% of the outstanding stock of any publicly traded corporation shall be deemed to engage solely by reason thereof in any of its businesses. For a period of two years from and after the Closing Date, the Buyer will not solicit, recommend or induce employees or clients of the Seller to terminate their relationship with the Seller, and the Buyer shall not employ any former employee of the Seller during the three months following the termination of such employee's employment by the Seller without prior consent of Seller. However, nothing contained in this Agreement shall prevent the Buyer from employing any of the Employees.

               (iii) Notwithstanding other provisions in this Agreement to the contrary, the Parties shall have the right to enforce the provisions of this Section 6(d) by injunction, specific performance or other equitable relief, without bond, and without prejudice to any other rights and remedies that the Parties may have for a breach of this
         Section 6(d).

               (iv) If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 6(d) is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

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         (e) Post Acquisition Transition Support: The following terms and conditions shall apply to services provided to the Hidden Valley, Bellevue facility and staff and shall not apply to the Portland (Beaverton) facility and staff. Similar terms and conditions are provided to the Portland (Beaverton) facility and staff via a Facilities and Services Agreement dated May 1, 2000 by and between Buyer and Seller.

               (i)    ACETS support:

                      (a) The Seller shall provide support of ACETS for benefit
                 of the Division for 6 months following the Closing Date. The existing database shall be located at Aris Corporate Headquarters and a separate instance of the database shall be located at the Bellevue Facility. The Seller shall provide support to correct critical bug, backup and recovery, and system administration, but the Seller will not be required to provide functionality enhancements. There will be no interface to the Buyer's accounting system during this 6-month support period.

                      (b) At the end of the 6-month period set forth in (a)
                 above, the Seller will provide a snapshot of data, but will otherwise provide no further system interface or software.

                      (c) The Seller shall provide the Buyer specific data for
                 all existing EDU classes and EDU projects for regions 1, 2, 88 and both EDU and CONS projects for regions 12, 88 and 99.

               (ii) The Buyer will pay all costs associated with WAN connection between the Bellevue Facility and the Seller's corporate location for as long as a connection is required. The Seller will pay the cost of the WAN between the Seller's corporate location and the Portland Facility until such time as the Seller's consulting group terminates occupancy in the jointly occupied Portland Facility, after which time the cost of the WAN shall be the obligation of the Buyer.

               (iii) The Seller will provide the Buyer the server (Halidon I) containing the ASPECT data as of the Closing Date. After the Closing Date, the Seller will not support ASPECT. Though not supported, the Buyer shall have user rights to ASPECT for six months following the Closing Date.

               (iv) The Seller will host Exchange mail service for 3 months following Closing Date and shall forward mail for 1 year following the Closing Date, both at no additional cost to the Buyer.
         At the request of Buyer, the Seller will use reasonable efforts to forward mail for one additional year at no cost to the Buyer.

               (v) The Seller will support the Education website for 6 months following the Closing Date and provide content support including interactivity with ACETS and upload of new content, but will not support any system enhancements. At the end of the six-month period, the Seller will provide the Buyer a snapshot of website content.

               (vi) The Seller shall not support MAS90 for benefit of the Buyer, except that the Seller shall cooperate in the preparation of relevant reports, closing balances, etc. in support of an orderly transition of customer names, vendor names, etc. as may be reasonably requested by the Buyer.

               (vii) The Seller shall provide content for the Education subdirectory as of the Closing Date, but shall provide no further support of ARISPHERE.

               (viii) The Seller will transfer the US West accounts required by the Buyer to the Buyer to be held in its name to preserve the connection numbers. The same shall apply to all MCI numbers if transferable; if not transferable, the Buyer shall pay the toll fees of the 1-800 and 1-888 numbers. The Seller will forward for 3 months following the Closing Date the Renton Direct inward dial numbers, but will terminate all numbers not required by the Buyer as of the Closing Date.

               (ix) Sublease of Leased Premises. The Buyer shall assume, as sublessor, the leases the Hidden Valley (Bellevue) Facility. The sublease shall be under the terms of the sublease agreements, copies of which are attached hereto as Exhibit D. The sublease is subject to the submission of request for consent and the consent of the landlord. Seller shall make reasonable attempt to induce ASA Properties, Inc. to consent to the sublease of real property in accordance with the sublease agreement. Buyer shall comply with reasonable request of the landlord for information which shall be requested in connection with the request for consent. In the event that the landlord shall fail to consent to sublease, Buyer shall enter into a new lease with the landlord for the same or similar space or shall relocate to other real estate within the time period as provided in the respective underlying master lease. Failure of the landlord to consent to the sublease shall not be cause to terminate this Agreement or cause it to become null or void. Seller shall defend buyer's right to occupy Facilities and use all reasonable means including legal remedies including suit, counter suit and appeal if necessary at the Seller's expense.


               (x) The Seller shall pay $563.04 per month for its pro-rata share of all rents for its occupancy of the Bellevue Facility's broadcast studio until the Bellevue Facility lease is terminated or the broadcast studio is removed at the Seller's expense prior to the termination of such lease.

               (xi) The Buyer shall provide to the Seller, for the cost of courseware, training for the Seller's employees on a space available basis during the term of the Note. The decision to hold or not hold a class shall be solely that of the Buyer and a request to train the Seller's employees shall not be cause to hold a class which may otherwise have been cancelled or not scheduled.

         (f) Post Acquisition Equitable Payments: The Buyer shall invoice the Seller monthly for any unfulfilled obligations of the Seller to provide education services carried on the books of the Seller as of the Closing Date as unfulfilled obligations in recorded as negative accounts receivable.

         (g) Financial Reporting: The Buyer shall deliver to the Seller, for the life of the Note, for the Sellers own internal use (and shall not disclose to third parties):

               (i) as soon as practicable, but in any event within ninety (90) days after the end of each fiscal year of the Buyer, an income statement for such fiscal year, a balance sheet of the Buyer and statement of shareholder's equity as of the end of such year, and a statement of cash flows for such year, such year-end financial reports to be in reasonable detail, prepared in accordance with generally accepted accounting principles;

               (ii) as soon as practicable, but in any event within forty-five
(45) days after the end of each of the first three (3) quarters of each fiscal year of the Buyer, an unaudited income statement, statement of cash flows for such fiscal quarter and an unaudited balance sheet as of the end of such fiscal quarter.

         7. Conditions to Obligation to Close.

         (a) Conditions to Obligation of the Buyer. The obligation of the Buyer to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

               (i) the representations and warranties set forth in Section 3 above shall be true and correct in all material respects at and as of the Closing Date;

               (ii) the Seller shall have performed and complied with all of its covenants hereunder in all material respects through the Closing;

               (iii) there shall not be any injunction, judgment, order, decree, ruling, or charge in effect preventing consummation of any of the transactions contemplated by this Agreement;

               (iv) the Seller shall have delivered to the Buyer a certificate to the effect that each of the conditions specified above in this
         Section 7(a) is satisfied in all respects;

               (v) the Buyer shall have received sufficient financing to fund the Purchase Price;

               (vi) the Buyer shall have entered into employment agreements or employment offer letters with each of the Employees; and

               (vii) all actions to be taken by the Seller in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to the Buyer.

         The Buyer may waive any condition specified in this Section 7(a) if it executes a writing so stating at or prior to the Closing.

         (b) Conditions to Obligation of the Seller. The obligation of the Seller to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

               (i) the representations and warranties set forth in Section 4 above shall be true and correct in all material respects at and as of the Closing Date;

               (ii) the Buyer shall have performed and complied with all of its covenants hereunder in all material respects through the Closing;

               (iii) there shall not be any injunction, judgment, order, decree, ruling, or charge in effect preventing consummation of any of the transactions contemplated by this Agreement;

               (iv) the Buyer shall have delivered to the Seller a certificate to the effect that each of the conditions specified above in this
         Section 7(b) is satisfied in all respects;

               (v) the Parties shall have entered into side agreements in form and substance reasonably satisfactory to the Parties, and the same shall be in full force and effect; and

               (vi) all actions to be taken by the Buyer in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to the Seller.

         The Seller may waive any condition specified in this Section 7(b) if it executes a writing so stating at or prior to the Closing.

         8. Remedies for Breaches of this Agreement.

         (a) Survival of Representations and Warranties. The representations and warranties of the Buyer and the Seller contained in this Agreement shall survive the Closing (unless the damaged Party knew or had reason to know of any misrepresentation or breach of warranty or covenant at the time of Closing) and continue in full force and effect forever thereafter (subject to any applicable statutes of limitations).

         (b) Indemnification Provisions for Benefit of the Buyer.

               (i) In the event the Seller breaches any of its representations, warranties, and covenants contained in this Agreement, and, if there is an applicable survival period pursuant to Section 8(a) above, provided that the Buyer makes a written claim for indemnification against the Seller pursuant to Section 10(g) below within such survival period, then the Seller agrees to indemnify the Buyer from and against the entirety of any Adverse Consequences the Buyer shall suffer through and after the date of the claim for indemnification (but excluding any Adverse Consequences the Buyer shall suffer after the end of any applicable survival period) caused proximately by the breach.

               (ii) The Seller agrees to indemnify the Buyer from and against the entirety of any Adverse Consequences the Buyer shall suffer caused proximately by any liability of the Seller which is not an Assumed Liability (including any liability of the Seller that becomes a liability of the Buyer under any bulk transfer law of any jurisdiction, under any common law doctrine of de facto merger or successor liability, or otherwise by operation of law).

               (iii) The Seller agrees to indemnify the Buyer from certain costs related to termination of the Facilities, Administration and Services Agreement dated May 1, 2000 as described therein.

               (iv) Buyer shall have the right to offset any amounts due from seller pursuant to Section 8(b) against amounts due and owing pursuant to the Buyer Note.

               (v) The Seller agrees to indemnify the Buyer from and against the entirety of any Adverse Consequences arising from any action or claim brought by the Employees or former employees of the Seller relating to employment or termination of such employees by Seller.

         (c) Indemnification Provisions for Benefit of the Seller.

               (i) In the event the Buyer breaches any of its representations, warranties, and covenants contained in this Agreement, and, if there is an applicable survival period pursuant to Section 8(a) above, provided that the Seller makes a written claim for indemnification against the Buyer pursuant to Section 10(g) below within such survival period, then the Buyer agrees to indemnify the Seller from and against the entirety of any Adverse Consequences the Seller shall suffer through and after the date of the claim for indemnification (but excluding any Adverse

         Consequences the Seller shall suffer after the end of any applicable survival period) caused proximately by the breach.

               (ii) The Buyer agrees to indemnify the Seller from and against the entirety of any Adverse Consequences the Seller shall suffer caused proximately by any liability of the Seller which is an Assumed Liability.

         (d) Matters Involving Third Parties.

               (i) If any third party shall notify any Party (the "Indemnified Party") with respect to any matter (a "Third Party Claim") which may give rise to a claim for indemnification against the other Party (the "Indemnifying Party") under this Section 8, then the Indemnified Party shall promptly (and in any event within five business days after receiving notice of the Third Party Claim) notify the Indemnifying Party thereof in writing.

               (ii) The Indemnifying Party will have the right at any time to assume and thereafter conduct the defense of the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party; provided, however, that the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party (not to be withheld unreasonably) unless the judgment or proposed settlement involves only the payment of money damages and does not impose an injunction or other equitable relief upon the Indemnified Party.

               (iii) Unless and until the Indemnifying Party assumes the defense of the Third Party Claim as provided in Section 8(d)(ii) above, however, the Indemnified Party may defend against the Third Party Claim in any manner it reasonably may deem appropriate.

               (iv) In no event will the Indemnified Party consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (not to be withheld unreasonably).

         (e) Determination of Adverse Consequences. The Parties shall make appropriate adjustments for tax benefits and insurance coverage in determining Adverse Consequences for purposes of this Section 8. All indemnification payments under this Section 8 shall be deemed adjustments to the Purchase Price.

         (f) Exclusive Remedy. Except as set forth in Section 6(d)(iii), above, the Buyer and the Seller acknowledge and agree that the foregoing indemnification provisions in this Section 8 shall be the exclusive remedy of the Buyer and the Seller with respect to the Division and the transactions contemplated by this Agreement.

         9. Termination.

         (a) Termination of Agreement. Certain of the Parties may terminate this Agreement as provided below:

               (i) the Buyer and the Seller may terminate this Agreement by mutual written consent at any time prior to the Closing;

               (ii) the Buyer may terminate this Agreement by giving written notice to the Seller at any time prior to the Closing in the event (A) the Seller has within the then previous 10 business days given the Buyer any notice pursuant to Section 5(e)(i) above and (B) the development that is the subject of the notice has had a material adverse effect upon the business prospects of the Division when taken as a whole;

               (iii) the Buyer may terminate this Agreement by giving written notice to the Seller at any time prior to the Closing if the Closing shall not have occurred on or before May 1, 2000, by reason of the failure of any condition precedent under Section 7(a) hereof (unless the failure results primarily from the Buyer itself breaching any representation, warranty, or covenant contained in this Agreement); and

               (iv) the Seller may terminate this Agreement by giving written notice to the Buyer at any time prior to the Closing if the Closing shall not have occurred on or before May 1, 2000 by reason of the failure of any condition precedent under Section 7(b) hereof (unless the failure results primarily from the Seller itself breaching any representation, warranty, or covenant contained in this Agreement).

         (g) Effect of Termination. If any Party terminates this Agreement pursuant to Section 9(a) above, all rights and obligations of the Parties hereunder shall terminate without any liability of any Party to the other Party (except for any liability of any Party then in breach); provided, however, that the confidentiality provisions contained in Section 5(d) above shall survive termination.

         10. Miscellaneous.

         (a) Press Releases and Public Announcements. The Buyer shall not issue any press release or make any public announcement containing a quote by an officer or director of the Seller without the prior written approval of the Seller.

         (b) No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

         (c) Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement between the Parties and supersedes any prior understandings, agreements, or representations by or between the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

         (d) Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party.

         (e) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

         (f) Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

         (g) Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given if (and then two business days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

                  If to the Seller:    Chief Legal Counsel
                                       Aris Corporation
                                       2229 112th Avenue NE
                                       Bellevue, Washington 98004

                  With copy to:

                                       Bradley B. Furber
                                       Van Valkenberg Furber Law Group P.L.L.C.
                                       1325 4th Avenue, Suite 1200
                                       Seattle, Washington 98101

                  If to the Buyer:     Stephen J. Brugger
                                       10514 15th Avenue NW
                                       Seattle, Washington 98177

                                       and

                                       Mark Scott
                                       10015 NE 28th Place
                                       Bellevue, Washington 98004

                                       With copy to:

                                       Ruth Martinson
                                       Stokes Lawrence, P.S.
                                       800 -  5th Avenue, Suite 4000
                                       Seattle, WA  98104


Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

         (h) Governing Law; Arbitration. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Washington without giving effect to any choice or conflict of law provision or rule (whether of the State of Washington or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Washington. Either party to this Agreement can initiate arbitration pursuant to this Agreement by serving notice on the other party of an intent to arbitrate. The notice shall specify with particularity the claims or issues that are to be arbitrated. Within ten days of receipt of the notice, the parties shall obtain a list of available arbitrators from the local office of the Judicial Arbitration and Mediation Service ("JAMS") and select a mutually acceptable arbitrator. If the parties are unable to agree on an arbitrator within ten days, any party may petition the Presiding Judge of the Superior Court for King County to select a single arbitrator from the JAMS list. The parties shall have the discovery rights available under Washington's Civil Rules, subject to the limitation that each side shall be limited to no more than five interrogatories and five depositions unless, upon a showing of good cause, the party can convince the arbitrator that more interrogatories or depositions should be permitted. All discovery must be concluded within 60 days of the selection of an arbitrator. The arbitration hearing must be concluded within 30 days of the close of discovery and it will be conducted in accordance with Washington Rules of Evidence. The arbitrator's final decision shall be rendered within ten days of the final hearing day. Judgment upon the arbitrator's final award may be entered in any court having jurisdiction thereof.

         (i) Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Buyer and the Seller. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

         (j) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

         (k) Expenses. Each of the Parties will bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

         (l) Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation.

         (m) Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

         IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the date first above written.



BUYER
                                       SQLSOFT, INC,
                                       a Washington corporation



                                       By: /s/ Stephen Brugger
                                           -------------------------------------
                                           Stephen Brugger, President


SELLER                                  ARIS CORPORATION,
                                        a Washington corporation


                                        By: /s/ Timothy J. Carroll
                                            ------------------------------------
                                            Timothy J. Carroll,
                                            Vice President and Chief Financial
                                            Officer